Filed by AT&T Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

                                     Subject Company: BellSouth Corporation
                                                Commission File No.: 1-8607


The following materials were used in announcing the proposed merger of AT&T Inc. with BellSouth to the employees of Cingular Wireless LLC.

CINGULAR PARENTS -- AT&T INC. AND BELLSOUTH ANNOUNCE PLANS TO MERGE

Today AT&T Inc. and BellSouth announced an agreement to merge the two companies. Cingular is jointly owned by AT&T and BellSouth.

You can read the companies' press announcement here (insert link to press release).

Later today Cingular's CEO, Stan Sigman, will send a message to all employees, via JackRadio, about what this merger means to Cingular. Stan's message will also include some questions and answers about today's announcement.

In the days ahead we will distribute additional questions and answers as well as create a Web site that will give you one-click access to merger-related information.


CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T's, BellSouth's, and Cingular Wireless LLC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE: IN CONNECTION WITH THE PROPOSED MERGER, AT&T INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A JOINT PROXY STATEMENT/PROSPECTUS OF AT&T AND BELLSOUTH, AND AT&T AND BELLSOUTH WILL FILE OTHER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS TO IT) AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC's Web site (www.sec.gov). Copies of AT&T's filings may also be obtained without charge from AT&T at AT&T's Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth's filings may be obtained without charge from BellSouth at BellSouth's Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T's directors and executive officers is available in AT&T's 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T's preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth's directors and executive officers is available in BellSouth's 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth's proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

1. WAS THIS EXPECTED?

It has been predicted by analysts for some time - and it is another smart move by the parents. The shared interest in Cingular coupled with changes in the telecom space made this move very attractive to all stakeholders.

2. WHY NOW?

As the two parent companies announced, this is the logical next step that creates value for customers and shareholders of both of them. As for the timing, that is a question better answered by the two parents. They have demonstrated a willingness to merge assets when it makes great business sense. Wireless and internet yellow pages came earlier. This is just another great business call.

3. HOW DOES THIS MERGER AFFECT CINGULAR EMPLOYEES?

It improves our ability to execute our Three-Year Plan and that helps all of us. We have enjoyed great governance but dealing with one owner is by definition the simplest model. For those concerned about how we were going to address issues like "account control" (who leads), wireline/wireless network integration, etc. you can see that the merger will make the track a bit faster. This proposed merger makes good things better and brings our 2007 goal of industry-leading metrics a bit closer - if we don't allow ourselves to be distracted.

4. DO WE EXPECT LAYOFFS AT CINGULAR AS A RESULT OF THIS MERGER?

Cingular has already merged and we are the two parents' wireless entity - we are where the wireless leadership, experience and skills reside.

For most employees, the merger means more opportunity and they will be largely unaffected. There may be some employees involved in areas that can be combined (primarily support functions). We can say for sure that we take any job reductions seriously and will handle them with the same sensitivity we are handling the changes caused by the Cingular/AWE merger.

5. WHAT KIND OF ORGANIZATIONAL CHANGES CAN BE EXPECTED AT CINGULAR?

We do not anticipate any significant organizational changes as a result of the merger. Stan Sigman will remain CEO; Ralph de la Vega will remain COO; our operational structure will remain the same; we will operate virtually the same as we did before the announced merger.

This merger streamlines the decision-making around strategies and technology choices. It does not change our vision, strategic imperatives, key initiatives or the four Rs. And our three-year plan remains the same.

6. WHY CHANGE THE BRAND?

We will be changing Cingular to the AT&T brand because it remains one of the strongest in the world - a true icon. Our parent -- AT&T - was just named the Most Admired telecom company not only in the US, but also in the world by Fortune magazine. When we acquired AT&T Wireless, we did not acquire the rights to the brand name. In fact, as many will recall, we had to remove the name from all locations in six months.

Unifying the brand will only improve our overall marketing efforts. We'll be able to get better rates from media; we'll be able to jointly market easier; we'll benefit from the marketing of the parent company. The potential lift from a unified brand will be significant from a reputation as well as a cost standpoint.

7. WHAT IS THE TIMING OF MERGER APPROVAL?

AT&T and BellSouth expect to close on the agreement in about year. Since both companies have already merged wireless assets (Cingular), the impacts of approval timing should be minimal on us.

8. THE AT&T/BELLSOUTH PRESS RELEASE REFERS TO "SYNERGIES." CAN YOU BE
   SPECIFIC?

We are the merged wireless assets of the two parents, so the vast majority of our operations will not have synergies from the merger of the parents. We've continued to look for synergies throughout Cingular and while the merger will allow us to look in a few more places, few of our employees or operations will be affected.

9. WILL CINGULAR REMAIN HEADQUARTERED IN ATLANTA?

Yes, Cingular's headquarters will remain in Atlanta.

10. WHAT DOES THIS MEAN FOR OUR CUSTOMERS?

Any action that improves our effectiveness places our customers in a better position. We believe this merger enhances our ability to achieve industry leadership, customers will receive service at higher levels while the company enjoys the rewards associated with improved efficiency.

11. AT&T HAS AN ENTERPRISE SALES TEAM TODAY, WHAT DOES THIS MEAN FOR OUR BMG ORGANIZATION?

Neither BellSouth nor AT&T have experience or expertise with wireless sales today. Recreating the breadth and depth of the BMG sales and support infrastructure would be a difficult task. On the other hand, supporting both parents in enterprise efforts was perceived by many as complex and difficult. For both the merged AT&T and the BMG unit, this transaction should simplify the situation and result in improved service to enterprise customers.

12. WILL STAN SIGMAN REMAIN CEO WHEN THE MERGER IS COMPLETED?

Stan will remain CEO and Ralph will remain Chief Operating Officer.

13. YOU ASK EMPLOYEES TO REMAIN FOCUSED BUT UNCERTAINTY LEADS TO ANXIETY. HOW DO YOU SUGGEST WE STAY FOCUSED?

Stay focused on the priorities we've established - our vision, the strategic imperatives, the 14 initiatives, the four Rs. Stay focused on the customer - the rest will take care of itself.

16. DO WE EXPECT THE MERGER APPROVAL PROCESS TO REQUIRE CINGULAR TO DIVEST ANY MARKETS LIKE THE AT&T WIRELESS MERGER DID?

No, both parents merged wireless assets to form Cingular. Additional divestitures are not expected.

17. THE PRESS RELEASE MENTIONED THAT A BENEFIT OF THE MERGER WAS
    STREAMLINING OPERATIONS AT CINGULAR. WHAT DOES THAT MEAN?

This merger streamlines the decision-making around strategies and technology choices. It also means that our governance structure will be simpler, with one owner instead of two. The proposed merger also allows us the opportunity to find synergies and efficiencies in the functions that Cingular, AT&T, and BellSouth have in common - primarily in support functions. But for the vast majority of our employees it will have little effect.

18. THE PRESS RELEASE REFERS TO THE BENEFIT OF THE MERGER IN OFFERING A FULL-RANGE OF NEW AND INNOVATIVE SERVICES. WHAT TYPES OF SERVICES CAN THE MERGED COMPANY OFFER THAT CAN'T BE OFFERED TODAY?

The merger will allow for closer integration of the company's wireless, wireline, and IP products and services over a single global IP network. This is critical as the industry moves forward with convergence of the "three screens" that many consumers rely on most today - televisions, computers and wireless devices.

19. HOW DOES CINGULAR BENEFIT FROM THE SINGLE OWNERSHIP STRUCTURE VS. THE CURRENT JOINT OWNERSHIP STRUCTURE?

The joint venture with AT&T and BellSouth has worked superbly, but there is also no question that a solely owned company is preferable. The governance structure will be simpler and decision making will be faster. For those concerned about how we were going to address issues like wireline/wireless network integration, etc. you can see that the merger will make the track a bit faster. This proposed merger makes good things better and brings our 2007 goal of industry-leading metrics a bit closer. The key is to stay focused.

20. WHAT ARE AT&T'S PLANS FOR INTEGRATING BELLSOUTH AND CINGULAR INTO THE AT&T ORGANIZATION?

Since the merger has just been announced, it is just too early to tell how the integration activities will play out. As we get more information, we will share it with you. The important thing now is for all of us to concentrate on serving our customers and meeting our objectives.

21. WILL AT&T ATTEMPT TO INTEGRATE BELLSOUTH AND CINGULAR AT THE SAME TIME OR IN PHASES?

Keep in mind, the wireless assets of AT&T and BellSouth were merged in 2000. So the bulk of the integration will take place with the parents. But for any integration that involves Cingular - it's just too early to tell how this will work. We will get you information just as soon as we have it.

22. WILL OUR LEADERSHIP TEAM BE INVOLVED IN THE MERGER INTEGRATION PLANNING PROCESS?

To some degree they will have to be - as will some employees. However, Cingular's leadership team will be focused on the same things it was before the merger was announced - our mission, imperatives, strategic initiatives and the four R's - which are the same things all of us should be focused on.

23. WILL THE MERGER MEAN CINGULAR EMPLOYEES WILL HAVE THE SAME BENEFITS AS
    AT&T?

This merger does not affect our announced 2006 benefit plans.

24. DOES THIS CHANGE OUR PRIORITIES OR FOCUS?

Absolutely not. It is more important than ever for each of us to remain focused on our vision, strategies, initiatives, and the key metrics in our business plan.

25. DOES THIS CHANGE THE WAY WE OPERATE IN OUR TWO-PARENT STRUCTURE TODAY?

Not at all. We will still enjoy a supportive board of directors comprised of representatives from both existing parents. Your daily business dealings will be substantially unchanged.

26. AT&T HAS A CONSUMER AND BUSINESS DIVISION TODAY THAT SUPPORTS MULTIPLE SERVICES. WHY WOULDN'T IT MAKE SENSE TO SIMPLY ADD WIRELESS TO THE MIX RATHER THAN OPERATE A SEPARATE WIRELESS SALES AND SERVICE CHANNEL?

It's our expectation that we will continue to operate as a separate business unit after the merger. If you recall, the parents operated distinct wireless companies before they merged them into Cingular. Our competitors also have kept wireless as separate business units.

27. WHEN CAN WE EXPECT MORE DETAILS?

The same team that made sure you were aware of the details of the AWE merger will be sharing information with you just as soon as we get it.

28. WHAT WILL HAPPEN TO OUR NATIONAL TANDEM NETWORK?

Our National Tandem Network will be finished and generating savings before the merger is completed.

29. WILL WE HAVE TO MOVE SOME FUNCTIONS TO SAN ANTONIO? WHAT HAPPENS TO THE FUTURE OF REDMOND?

It's too early to say, but with Cingular's headquarters remaining in Atlanta, we don't expect many functions or positions to relocate.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T's, BellSouth's, and Cingular Wireless LLC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE: IN CONNECTION WITH THE PROPOSED MERGER, AT&T INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A JOINT PROXY STATEMENT/PROSPECTUS OF AT&T AND BELLSOUTH, AND AT&T AND BELLSOUTH WILL FILE OTHER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS TO IT) AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC's Web site (www.sec.gov). Copies of AT&T's filings may also be obtained without charge from AT&T at AT&T's Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth's filings may be obtained without charge from BellSouth at BellSouth's Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T's directors and executive officers is available in AT&T's 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T's preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth's directors and executive officers is available in BellSouth's 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth's proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

1. HOW DOES THIS MERGER AFFECT CINGULAR EMPLOYEES?

It improves our ability to execute our Three-Year Plan and that helps all of us. We have enjoyed great governance but dealing with one owner is by definition the simplest model. For those concerned about how we were going to address issues like "account control" (who leads), wireline/wireless network integration, etc. you can see that the merger will make the track a bit faster. This proposed merger makes good things better and brings our 2007 goal of industry-leading metrics a bit closer - if we don't allow ourselves to be distracted.

2. DO WE EXPECT LAYOFFS AT CINGULAR AS A RESULT OF THIS MERGER?

Cingular has already merged and we are the two parents' wireless entity - we are where the wireless leadership, experience and skills reside.

For most employees, the merger means more opportunity and they will be largely unaffected. There may be some employees involved in areas that can be combined (primarily support functions). We can say for sure that we take any job reductions seriously and will handle them with the same sensitivity we are handling the changes caused by the Cingular/AWE merger.

3. WHAT KIND OF ORGANIZATIONAL CHANGES CAN BE EXPECTED AT CINGULAR?

We do not anticipate any significant organizational changes as a result of the merger. Stan Sigman will remain CEO; Ralph de la Vega will remain Chief Operating Officer; our operational structure will remain the same; we will operate virtually the same as we did before the announced merger.

This merger streamlines the decision-making around strategies and technology choices. It does not change our vision, strategic imperatives, key initiatives or the four Rs. And our three-year plan remains the same.

4. WHY CHANGE THE BRAND?

We will be changing Cingular to the AT&T brand because it remains one of the strongest in the world - a true icon. Our parent -- AT&T - was just named the Most Admired telecom company in the US by Fortune magazine. When we acquired AT&T Wireless, we did not acquire the rights to the brand name. In fact, as many will recall, we had to remove the name from all locations in six months.

Unifying the brand will only improve our overall marketing efforts. We'll be able to get better rates from media; we'll be able to jointly market easier; we'll benefit from the marketing of the parent company. The potential lift from a unified brand will be significant from a reputation as well as a cost standpoint.

5. WILL CINGULAR REMAIN HEADQUARTERED IN ATLANTA?

Yes, Cingular's headquarters will remain in Atlanta.

6. WHAT DOES THIS MEAN FOR OUR CUSTOMERS?

Any action that improves our effectiveness places our customers in a better position. We believe this merger enhances our ability to achieve industry leadership, customers will receive service at higher levels while the company enjoys the rewards associated with improved efficiency.

7. AT&T HAS AN ENTERPRISE SALES TEAM TODAY. WHAT DOES THIS MEAN FOR OUR BMG ORGANIZATION?

Neither BellSouth nor AT&T have experience or expertise with wireless sales today. Recreating the breadth and depth of the BMG sales and support infrastructure would be a difficult task. On the other hand, supporting both parents in enterprise efforts was perceived by many as complex and difficult. For both the merged AT&T and the BMG unit, this transaction should simplify the situation and result in improved service to enterprise customers.

8. WILL AT&T ATTEMPT TO INTEGRATE BELLSOUTH AND CINGULAR AT THE SAME TIME OR IN PHASES?

Keep in mind, the wireless assets of AT&T and BellSouth were merged in 2000. So the bulk of the integration will take place with the parents. But for any integration that involves Cingular - it's just too early to tell how this will work. We will get you information just as soon as we have it.

9.  WILL THE MERGER MEAN CINGULAR EMPLOYEES WILL HAVE THE SAME BENEFITS AS
    AT&T?

This merger does not affect our announced 2006 benefit plans.

10. AT&T HAS A CONSUMER AND BUSINESS DIVISION TODAY THAT SUPPORTS MULTIPLE SERVICES. WHY WOULDN'T IT MAKE SENSE TO SIMPLY ADD WIRELESS TO THE MIX RATHER THAN OPERATE A SEPARATE WIRELESS SALES AND SERVICE CHANNEL?

It's our expectation that we will continue to operate as a separate business unit after the merger. If you recall, the parents operated distinct wireless companies before they merged them into Cingular. Our competitors also have kept wireless as separate business units.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T's, BellSouth's, and Cingular Wireless LLC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE: IN CONNECTION WITH THE PROPOSED MERGER, AT&T INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A JOINT PROXY STATEMENT/PROSPECTUS OF AT&T AND BELLSOUTH, AND AT&T AND BELLSOUTH WILL FILE OTHER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS TO IT) AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC's Web site (www.sec.gov). Copies of AT&T's filings may also be obtained without charge from AT&T at AT&T's Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth's filings may be obtained without charge from BellSouth at BellSouth's Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T's directors and executive officers is available in AT&T's 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T's preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth's directors and executive officers is available in BellSouth's 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth's proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

WHAT STAYS THE SAME

     o    Our shareholders will remain the same.

     o Until the merger is completed, we will work with and relate to BellSouth and AT&T as we do today -- as separate companies.

     o This is yet another smart move on the part of BellSouth and AT&T. It is a further merger of the assets of the two companies. They formed Cingular. They purchased AT&T Wireless. Now they are merging.

     o The proposed merger will not change our Vision, our Strategic Imperatives, or our Key Initiatives.

     o The proposed merger does not change the Four Rs which measure our performance.

     o Daily operations and responsibilities will be substantially unchanged.

     o    Our customers will expect quality products, services, and care.

     o We will continue moving toward our common benefits platform. Cingular's benefits will not change in 2006 as a result of the merger.

     o We'll see no change in the location of our markets, regions, and HQ.

     o    We will keep you informed early and often.

WHAT CHANGES

     o    Our name - but not until after the approval of the transaction.

     o    Our governance:

          -    We will move to consolidated ownership and leadership.

          -    Unification will simplify operations and make us stronger.

     o    Our Opportunities

          -    We will gain a world-class brand that is a true global icon.

          - The proposed merger will enhance our ability to deliver on our three-year operating strategy and plan.

          -    We'll see increased benefits of scope and scale.

          - We'll become part of the most admired telco in the world and able to add our strengths - such as B2B - to it.

          -    We'll put together even better bundles.


CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T's, BellSouth's, and Cingular Wireless LLC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE: IN CONNECTION WITH THE PROPOSED MERGER, AT&T INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A JOINT PROXY STATEMENT/PROSPECTUS OF AT&T AND BELLSOUTH, AND AT&T AND BELLSOUTH WILL FILE OTHER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS TO IT) AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC's Web site (www.sec.gov). Copies of AT&T's filings may also be obtained without charge from AT&T at AT&T's Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth's filings may be obtained without charge from BellSouth at BellSouth's Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T's directors and executive officers is available in AT&T's 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T's preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth's directors and executive officers is available in BellSouth's 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth's proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

MAIN POINTS

     o This is another smart move by Cingular's parent companies, whose wireless assets have been combined since 2000.

     o The merger, which will move Cingular from a JV to sole ownership, will streamline decision making on strategy and on technology choices.

     o The merger of AT&T and BellSouth enables Cingular to be part of the most highly regarded telecommunications company in the world and to share one of the great, truly iconic brands.

     o The merger in no way changes Cingular's current vision, strategies, initiatives, or the key metrics outlined in our business plan.

SUPPORTING POINTS

     o The proposed merger is great news for Cingular. It will unlock even more potential for us and further brighten the prospects of America's largest wireless company.

     o More importantly, this a great deal for our consumer and enterprise customers, who will benefit from the speed, efficiency, and streamlined processes of the combined companies.

     o The joint ownership of Cingular is working superbly, but it simply cannot match the speed, effectiveness, responsiveness, and efficiency of a solely owned company.

     o The merger will lead to even more efficient marketing and service provisioning for Cingular.

     o As the news release makes clear, Cingular will remain headquartered in Atlanta.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T's, BellSouth's, and Cingular Wireless LLC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE: IN CONNECTION WITH THE PROPOSED MERGER, AT&T INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A JOINT PROXY STATEMENT/PROSPECTUS OF AT&T AND BELLSOUTH, AND AT&T AND BELLSOUTH WILL FILE OTHER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS TO IT) AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC's Web site (www.sec.gov). Copies of AT&T's filings may also be obtained without charge from AT&T at AT&T's Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth's filings may be obtained without charge from BellSouth at BellSouth's Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T's directors and executive officers is available in AT&T's 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T's preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth's directors and executive officers is available in BellSouth's 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth's proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

AT&T AND BELLSOUTH ANNOUNCE AN AGREEMENT TO MERGE

Early this morning AT&T and BellSouth announced their intention to merge. This combination will create a more effective and efficient provider in the wireless broadband, video, voice, and data markets.

(Click here to read their entire press release.)

Stan Sigman has sent a message to everyone at Cingular focusing on how another smart move by AT&T and BellSouth will affect Cingular. He outlines the main things that will stay the same and what things will change.

(Click here to listen to Stan's message or click here to read what he has to say.)

Though the merger has been discussed in the media, the fact that it has now been officially announced leaves some unanswered questions. We have supplied answers to many of those in the attached Q&A.

(Please click here to read an initial set of Q&A that addresses some of your key questions. Please click here to send in additional questions and we will continue sharing answers with you as they become available.)

We know that in the days ahead this topic will be in everyone's mind. But as Stan has said in his message we cannot lose our focus on becoming the most highly regarded wireless company in the world. And there is nothing about this merger that changes that.

In the days and months ahead we'll continue communicating to you through Cingular Voice, inCingular, Manager Spot, Cingular Stories, Executive Close Ups, and our other communications channels. To give you one-click access to all the information we put together, we'll launch a website by the end of the week with all our information about the AT&T/BellSouth merger.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T's, BellSouth's, and Cingular Wireless LLC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE: IN CONNECTION WITH THE PROPOSED MERGER, AT&T INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A JOINT PROXY STATEMENT/PROSPECTUS OF AT&T AND BELLSOUTH, AND AT&T AND BELLSOUTH WILL FILE OTHER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS TO IT) AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC's Web site (www.sec.gov). Copies of AT&T's filings may also be obtained without charge from AT&T at AT&T's Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth's filings may be obtained without charge from BellSouth at BellSouth's Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T's directors and executive officers is available in AT&T's 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T's preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth's directors and executive officers is available in BellSouth's 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth's proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

Hi. This is Stan Sigman with important and exciting news about the future of AT&T, BellSouth, and Cingular.

A few minutes ago our parents, AT&T and BellSouth, announced their intention to merge in about 12 months -- pending shareholder and regulatory approval.

At that time the new company, including Cingular's operations, will operate under the AT&T brand. This will create a stronger and more unified competitor in the voice, video, broadband, data, and wireless markets.

Now I'd like everyone listening to my voice to take a deep breath to let this sink in. It is another giant step in our evolution.

I realize that you have questions, and I won't be able to answer all of them in this message. We will send you details about the merger from today's AT&T/BellSouth press release, as well as a basic set of questions and answers that we will add to in the days ahead.

In the past two years we've shown you that you can count on your leadership to share what we know when we know it. Our commitment is to communicate with you early and as often as necessary about this merger - just as we always have.

Let's take a couple of minutes to look at what this merger means for us.

I'd like to do this by talking with you about what will change and what will not change.

The most important thing to remember is that what's being announced today is a further merger of the assets of AT&T and BellSouth. It is another smart move on their part, but this is not Cingular's merger.

We will not see anywhere near the radical transformation that we are still working through as a result of our merger with AT&T Wireless. We will just have more company on the journey.

We DON'T have to merge AT&T and BellSouth's wireless operations - been there, done that, and still doing that.

Here's what will stay the same for us:

     o We have the same Vision, the same Strategic Imperatives, and the same Key Initiatives today - and in the days ahead - that we had yesterday.

     o    Our performance will be measured by the same Four Rs.

     o Our customers will expect the same quality products and services and we will provide them.

     o Our rollout of unified benefits and the benefits themselves will roll out as planned during the next year, bringing everyone on our team onto a common benefit platform.

     o There will be no changes in the location of our market, region, and headquarters offices as a result of this announcement.

     o In short, nearly every single one of you will be sitting at the same desk, standing behind the same counter, or working from the same trucks today that you were on Friday. Our daily operations and responsibilities will be substantially unchanged.

But in spite of all that remains the same, you and I both know that this merger brings with it changes and even bigger opportunities.

We face three primary changes - changes to our name, changes to our governance, and changes to our opportunities. Let's look at them one at a time.

First, our name -- in the future, Cingular will go to market with BellSouth and AT&T under a single, unified AT&T brand. We don't have a date for that yet, but it will happen after the approval of the merger.

I know that in some ways this could be a difficult change.

No one could be prouder of the Cingular brand -- and all that it has come to stand for -- than I am. But this is an opportunity to bring three distinct brands, advertising campaigns, networks, sales groups, and support teams together under one of the most recognized and respected brands in the world.

Second, our governance -- this merger will streamline, simplify, and strengthen Cingular's management and operations - particularly around strategies and technology choices.

The partnership between BellSouth and AT&T that brought Cingular to life has been performing extremely well, but no partnership - no matter how well run - can match the speed, efficiency, effectiveness, and strength of a completely integrated and unified leadership structure.

Third, our new opportunities -- I'm really excited about the opportunities this merger opens up for us.

Tomorrow's wireless, wireline, and IP-based products and services will be most effectively delivered over a global IP network. This merger will make it possible for us to take our new Gold network Global, by integrating with a unified IP platform that will deliver exciting and essential services to wireless screens, television screens, and computer screens.

The combined company will also be able to muster an integrated set of technical, financial, network, and marketing resources to better serve customers.

We've already seen the power that scale and scope have brought to Cingular. With the merger we're going to get to see even more scale and scope. We'll use it to make a difference for our customers and our employees.

Just recently Fortune magazine has recognized AT&T as the most highly regarded telecommunications company in the U.S. and, indeed, in the world. We will become part of the biggest and the best. We will also add our considerable strength to theirs.

The new AT&T will give customers in business and the government a reliable U.S.-based provider of integrated, secure, high quality, competitively-priced services that will meet their needs anywhere, any time, and with data in any form.

In this instance, our Business Markets Group will bring the wireless expertise needed to assemble a new, larger, and more integrated bundle of products and services for these customers. This experience and expertise does not exist at either AT&T or BellSouth today.

Well, that's the quick version of what's changing for us, and what's staying the same.

I know this has been a longer message than usual, and so, I'd like to sum up by reminding you of the things I most want you to remember.

     o    This is another smart move by our owners - AT&T and BellSouth.

     o AT&T and BellSouth have already merged their wireless assets - us. This is a merger of their other assets.

     o    This will make the great governance we already enjoy even better.

     o This deal will be good for Cingular, for Cingular customers, and for Cingular employees. It will help us reach the vision and goals we have already set, and

     o There will be some distractions in the days ahead, but we must remain focused on our business, goals, Vision, Key Initiatives, Strategic Imperatives, Four Rs, The Customer Rules! and each other.

I encourage you to keep informed about the progress of this merger, but I encourage you even more to keep focused on our goal to become the most highly regarded wireless company in the world by every measure that matters in the days and months ahead.

You and I have negotiated the waters of change before, and we are about to do it again. I look forward to making this journey with you, and I encourage you to support our parents at BellSouth and SBC (now AT&T) who are on their way to becoming our brothers and sisters.

Thank you.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T's, BellSouth's, and Cingular Wireless LLC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE: IN CONNECTION WITH THE PROPOSED MERGER, AT&T INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A JOINT PROXY STATEMENT/PROSPECTUS OF AT&T AND BELLSOUTH, AND AT&T AND BELLSOUTH WILL FILE OTHER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS TO IT) AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC's Web site (www.sec.gov). Copies of AT&T's filings may also be obtained without charge from AT&T at AT&T's Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth's filings may be obtained without charge from BellSouth at BellSouth's Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T's directors and executive officers is available in AT&T's 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T's preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth's directors and executive officers is available in BellSouth's 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth's proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.